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                               March 8, 2021

       Michael Lawson
       Chief Executive Officer
       UAV Corp.
       115 County Road 381
       Wewahitchka, FL 32465

                                                        Re: UAV Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 12,
2021
                                                            File No. 024-11456

       Dear Mr. Lawson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed February 12, 2021

       General, page i

   1.                                                   Please reconcile the
Item 4 of Part I disclosure that indicates the company intends to price this offering after
qualification pursuant to Rule 253(b) with the disclosure on the cover page of the offering
statement and elsewhere and in the revised subscription agreement that refers to a price
of $.50 per share.
   2. We note your disclosure on page 50 that the offering will terminate on the earlier of: (i)
                                                        the date when the sale
of all shares is completed, or (ii) 360 days from the effective date of this document appears
to be inconsistent with your disclosure on the cover page. Please advise or revise to
clarify the period of the offering.
       Risk Factors, page 4

   3. We note that Section 9 of the Subscription Agreement designates the federal district courts
 Michael Lawson
UAV Corp.
March 8, 2021
Page 2
         of the United States of America in the state of Wyoming as the exclusive forum for the resolution of any complaint asserting a cause of action arising from the Subscription
         Agreement, arising from the Securities Act of 1933 or arising from the Securities
         Exchange Act of 1934. Please disclose the scope of your exclusive forum provision.
         Please add risk factor disclosure regarding the provision and address, without limitation, how this provision may impact shareholder rights. Please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameMichael Lawson                                Sincerely,
Comapany NameUAV Corp.
                                                                Division of
Corporation Finance
March 8, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName